UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of December, 2016

Commission File Number: 000-24027

NXT Energy Solutions Inc.
(Translation of registrant's name into English)

Suite 302
3320 - 17th Avenue SW
Calgary, Alberta, Canada, T3E 0B4
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	No

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _____	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _____	No X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

The Issuer is filing material documents not previously filed.

Exhibit List:

99.1	NXT ENERGY SOLUTIONS INC. ANNOUNCES RESIGNATION OF DIRECTOR AND PURCHASE OF COMPANY STOCK BY TWO DIRECTORS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 14, 2016

NXT Energy Solutions Inc.

By: /s/ Bev Stewart

Name: Bev Stewart
Title: Vice-President Finance and Chief Financial Officer